CLEVER LEAVES HOLDINGS INC.

489 Fifth Avenue, 27th Floor, New York, New York 10017

August 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Clever Leaves Holdings Inc. Registration Statement on Form S-1 Filed August 16, 2021 File No. 333-258855

Dear Mr. Gessert:

Reference is made to the Registration Statement on Form S-1 (File No. 333-258855 ) filed by Clever Leaves Holdings Inc. (the Company) with the U.S. Securities and Exchange Commission on August 16, 2021 (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m., Eastern Time, on August 18, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

/s/ David M. Kastin
Name: David M. Kastin
Title: General Counsel and Corporate Secretary

cc:	Pamela L. Marcogliese, Esq.
Sebastian L. Fain, Esq.
(Freshfields Bruckhaus Deringer US LLP)